LPA Secures Anchor Tenant and Breaks Ground on Fully Pre-Leased Building 400 at Parque Logístico Callao in Peru

SAN JOSE, Costa Rica – January 12, 2026 - Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, "LPA" or the "Company"), announced today the execution of a long-term lease with a major regional packaging company that will be an anchor tenant for Building 400, the construction of which has begun at Parque Logístico Callao, one of Peru’s most strategically located logistics parks.

Building 400 will have approximately 215,600 square feet of gross leasable area and was 100% pre-leased prior to groundbreaking, fully de-risking its development. The 10-year U.S. dollar-denominated lease covers the entire building and reflects sustained demand for modern, institutional-grade logistics facilities within the economically vibrant Lima–Callao industrial corridor.

LPA’s new tenant is a subsidiary of one of Colombia’s leading industrial groups, with more than 28 years of operating history and a diversified portfolio of domestic and international customers, including Nestlé, Procter & Gamble and PepsiCo. The company is widely recognized for its strong market position and solid credit profile in Peru’s industrial and packaging sector, both of which align with LPA’s disciplined tenant selection and underwriting criteria.

“Achieving full pre-leasing on a 215,600-square-foot facility prior to construction is a strong validation of LPA’s regional development platform and our disciplined, capital efficient growth strategy,” said Esteban Saldarriaga, Chief Executive Officer of Logistic Properties of the Americas. “This transaction reflects our ability to secure high-quality tenants and deliver resilient, income-generating assets in select locations that have high barriers to entry in key growth markets in Latin America.”

Álvaro Chinchayán, Country Manager of LPA Peru, added: “This lease further reinforces Parque Logístico Callao’s position as a critical logistics hub of the Lima–Callao region, given the seamless connectivity it provides to the Port of Callao and Jorge Chávez International Airport, which together serve Lima’s 11 million residents. We are pleased to advance this next phase of the park’s development with a fully leased facility purpose-built to the needs of a leading industrial company”.

With the additions of Building 400 and Building 200, which is scheduled for completion in first-half 2026, Parque Logístico Callao will comprise four state-of-the-art Class A buildings totaling 863,000 square feet of gross leasable area. The new lease strengthens the park’s position as a premier logistics destination in Peru and underscores LPA’s continued focus on delivering high-quality facilities that support the expansion of best-in-class industrial tenants operating in Costa Rica, Colombia, Peru and Mexico.

About Logistic Properties of America

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Latin America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of September 30, 2025, LPA’s operating and development portfolio was comprised of 35 logistics facilities in Costa Rica, Colombia, Peru, and Mexico totaling approximately 560,000 square meters (or approximately 6.0 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com